AB 3/13

15048951

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH, DC 201

SEC FILE NUMBER
8- 47639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, INC.

OFFICIAL USE ONLY
8-47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE LEADERS GROUP, INC. 26 W. DRY CREEK CIRCLE, SUITE 575
(No. and Street)

LITTLETON CO 80120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R Wickersham (303) 797-9080 X109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP, CPA
(Name – *if individual, state last, first, middle name*)

5251 SOUTH QUEBEC ST., SUITE 200 Greenwood Village CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, David R Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LEADERS GROUP, INC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY J. VON TERSCH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19944020483
MY COMMISSION EXPIRES JULY 19, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LEADERS GROUP, INC.

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2014

Table of Contents

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Leaders Group, Inc.

We have audited the accompanying financial statements of The Leaders Group, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2015

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2014
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents (Note A-1)	$1,792,366
Due from clearing broker	$31,116
Commission and representatives receivables	$36,356
Clearing deposit	$50,000
Total current assets	$1,909,838
OTHER ASSETS	
Deposits	$23,947
Total assets	$1,933,785
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable – related parties (Note B)	$29,969
Commissions payable	$889,167
Income tax payable (Note D)	$183,412
Other accrued liabilities	$296,260
Total current liabilities	$1,398,808
COMMITMENTS AND CONTINGENCIES (Note C)	
STOCKHOLDERS' EQUITY (NOTE E)	
Common stock, $ .10 par value, 20,000 shares issued and outstanding	$2,000
Additional paid-in capital	$12,000
Retained earnings	$520,977
Total stockholders' equity	$534,977
Total liabilities and stockholder's equity	$1,933,785

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

	For the year ended December 31,2014
Revenue	
Commission Income	$44,120,259
Support Fees	$2,698,525
Interest Income	$994
Total revenue	$46,819,778
Expenses	
Commission Expense	$41,309,993
Employee Comp. and benefits	$2,581,959
General and Administrative	$2,266,537
Communication and data processing	$60,037
Occupancy	$85,197
Total expenses	$46,303,723
Net income before income tax expense	$516,055
Income tax expense (Note D)	$209,354
Net income	$306,701

The Leaders Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2014

	Common Stock Shares	Amount	Additional Paid-in capital	Retained earnings	Total
Balance – December 31, 2013	20,000	$2,000	$12,000	$676,292	$690,292
Net income – 2014				$306,701	$306,701
Less Dividends				($462,016)	($462,016)
Balance – December 31, 2014	20,000	$2,000	$12,000	$520,977	$534,977

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$306,701
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	$78,056
Change in assets and liabilities	
Change in due from clearing broker	($2,014)
Change in commissions and representatives receivables	$158,318
Change in prepaid expenses	$109,079
Change in deposits	$9,929
Change in accounts payable	($18,387)
Change in other accrued liabilities	$95,655
Change in Commissions payable	$195,138
Change in income tax payable	$166,512
Net cash provided by operating activities	$1,098,987
CASH FLOW FROM EQUITY TRANSACTIONS	
Cash dividend distributions	($462,016)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	($78,056)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$558,915
Cash and cash equivalents – beginning of the year	$1,233,451
Cash and cash equivalents – end of year	$1,792,366
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$51,542

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cublicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2014, all of the Company's property and equipment is fully depreciated.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Revenue from mutual fund and variable annuity commissions and associated trail payments income and 12b-1 fees and representatives fees are recognized when earned.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2014 management considered all commission and representative receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2014 was $10,850, included in general administrative, and other expenses.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company has adopted the accounting standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard has had no financial statement effect for the Company.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2011.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission and representative receivables, clearing deposits receivable, prepaid expenses, accounts payable, commissions payable, income tax payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2012, the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the year ended December 31, 2014, $30,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP, under which the Company provides support services to Advisors. During 2014, the Company recognized revenue in the amount $192,000. During 2014 the Company paid commission to Advisors in the amount of $1,611,716.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2014, the Company recognized commission revenue of $8,275,098 and commission expense of $7,867,273, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 19% of the Company's commission revenue and 19% of the Company's commission expense in 2014. Management has assigned no value to the ownership interest.

Jannold, Inc.

The Company has a wholly-owed subsidiary, Jannold, Inc. ("Jannold"), which was formed to serve as a registered agent on behalf of the Company in the State of Texas. During 2014 Jannold was terminated, Jannold received commissions in the amount of $5,674 during the first half of 2014, which were transferred to and recognized by the Company.

As of December 31, 2014, Jannold had no assets or liabilities.

Accounts Payable

As of December 31, 2014, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $29,969, for expenses paid on behalf of the Company. The year-end balances were paid in full in January 2014.

The Leaders Group, Inc.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease. During 2013, the Company extended its existing lease through March 31, 2019. In addition, in 2013, the Company expanded the total amount of office space leased, effective January 2014. The future minimum lease payments under the operating lease are as follows:

Year Ended December 31		
2015	$	111.096
2016		113.963
2017		116,830
2018		119,697
2019		30,104
	$	491,690

Lease expense for the Company's office Facilities, including common area maintenance, assessments, and other leases for 2014 was $85,197.

On occasion throughout the year and at December 31, 2014, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of 12/31/14, total deposits of $1,441,974 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $148,858 for 2014.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE D – INCOME TAXES

Income Taxes Payable and Expense

Income tax expense for the years ended December 31, 2014 consisted of the following:

Federal income taxes	$13,185
Federal income tax adjustment 2010-2011	170,227
	$183,412

There are no deferred income tax assets or liabilities as of December 31,2014.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2014 the Company had net capital of $474,674, which was $381,421 in excess of the required net capital requirement of $93,253. The Company's aggregate indebtedness to net capital ratio was 2.95 to 1 as of December 31, 2014.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America. requires management of the Company to evaluate transactions and events subsequent to December 31, 2014, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through February 24, 2015, which is the date the financial statement and accompanying footnotes were available for issuance.

The Leaders Group, Inc.

Net Capital Calculation

December 31, 2014

CREDIT:	
Member's equity	$534,977
DEBITS:	
Nonallowable assets:	
Commissions and representatives receivables	$36,356
Other assets	$23,947
Total debits	$60,303
NET CAPITAL	$474,674
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,398,808 or $50,000, whichever is greater	$93,253
Excess net capital	$381,421
AGGREGATE INDEBTEDNESS:	
Accounts payable	$29,969
Commissions payable	$889,167
Income tax payable	$183,412
	$296,260
Total aggregate indebtedness	$1,398,808
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.95 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2014.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Leaders Group, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Leaders Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2015

THE LEADERS GROUP

Exemption Report Under SEC Rule 17a-5 For The Leaders Group, Inc. 2014

The Leaders Group, Inc. does not carry any customer accounts or securities. We are a fully disclosed introducing firm.

We are exempt from the recordkeeping requirements of § 240.17a-3(a)(23) that require documenting the credit, market, and liquidity risk management controls since we do not have $1,000,000,000 in aggregate credit items as computed under § 240.15c3-3a; or $20,000,000 in capital, which includes debt subordinated in accordance with §240.15c3-1d. We do not hold free credit balances or any other credit balances. We do not use any customer funds in the business of the firm. Thus we are exempt from the requirements of §240.15c3-3(j)(1) of sending customers statements of accounts.

We are exempt under §240.15c3-3(k)(2)ii. All customer funds and securities are sent promptly to the clearing firm or product sponsor. Any customer checks mistakenly written to the firm are returned to the customer. There were no checks written to the firm in 2014. There were no exceptions to these policies in 2014.

Submitted by:

David R. Wickersham
CEO

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
The Leaders Group, Inc.
26 West Dry Creek Circle, Suite 575
Littleton, CO 80120

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by The Leaders Group, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2015

The Leaders Group, Inc.

SIPC-7 calculation

December 31, 2014

General assessment per Form SIPC-7, including interest	$229
Less: payments made with Form SIPC-6	-
Amount paid with Form SIPC-7	$229